Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

770 – 800 West Pender Street

Vancouver BC, V6C 2V6

Telephone:  (604) 630-1399  Facsimile:  (604) 681-0894

Item 2

Date of Material Change

April 26, 2010

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on April 26, 2010 through Marketwire.

Item 4

Summary of Material Change

MAG Silver Corp. (the "Company") (TSX:MAG)(NYSE Amex:MVG) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy on bought deal basis by way of a short form prospectus, 4,185,000 common shares (the "Common Shares"), at a price of $7.65 per Common Share for gross proceeds of approximately $32 million. The Company has also granted the underwriters an option to buy up to an additional 10% of the Common Shares at the offering price to cover over-allotment, if any. The offering is expected to close on or about May 18, 2010 and is subject to Company receiving all necessary regulatory approvals.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 26 April 2010 (NR#10-06) attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 26 April 2010

SCHEDULE “A”

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.                                                                                                                                                                                         April 26, 2010
For Immediate Release                                                                                                                                                                                    NR#10-06

MAG Silver Corp. - Announces Bought Deal Financing

VANCOUVER, BRITISH COLUMBIA

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

MAG Silver Corp. (the "Company") (TSX:MAG)(NYSE Amex:MVG) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, under which the underwriters have agreed to buy on bought deal basis by way of a short form prospectus, 4,185,000 common shares (the "Common Shares"), at a price of $7.65 per Common Share for gross proceeds of approximately $32 million. The Company has also granted the underwriters an option to buy up to an additional 10% of the Common Shares at the offering price to cover over-allotment, if any. The offering is expected to close on or about May 18, 2010 and is subject to Company receiving all necessary regulatory approvals.

The net of proceeds of the offering will be to fund development of Juanicipio and Cinco de Mayo as well as for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For more information, please contact

MAG Silver Corp.
Gordon Neal
VP Corp. Development
(604) 630-1399 or Toll-Free: (866) 630-1399
(604) 681-0894 (FAX)
info@magsilver.com